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NEWS RELEASE

LUNDIN MINING SIGNS LETTER OF INTENT TO ACQUIRE
INTEREST IN THE OZERNOE ZINC/LEAD PROJECT IN RUSSIA

June 29, 2006 (TSX: LUN; O-List SSE: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that its wholly-owned subsidiary, Lundin Mining AB, has entered into a letter of intent with IFC Metropol ("Metropol"), a Russian financial institution with interests in both financial and industrial spheres, through Metropol's 100% owned subsidiary, East Siberian Metals, to acquire a 49% interest in the Ozernoe project, a zinc/lead deposit located in the Republic of Buryatia in the Russian Federation. Lundin Mining's consideration for its 49% interest will be US$125 million. A preliminary assessment of the project contemplates development as a conventional open pit mining operation. Indicated resources are estimated at 157 million tonnes grading 5.2% zinc and 1.0% lead.

Karl-Axel Waplan, President and CEO of Lundin Mining, commented, "The Ozernoe project has the capability of easily doubling our zinc production - we are very excited about the potential of this project and entering the enormous Russian market. The deposit is of a major size and we are convinced that we can turn the deposit into a commercial, highly profitable mining operation. We look forward to working with Metropol on this project."

Oleg Mikhailenko, CEO of East Siberian Metals, the mining subsidiary of IFC Metropol, commented, "We are enthusiastic for having the opportunity to co-operate in this project with Lundin Mining, a company with ambitious expansion plans. Developing Ozernoe into a profitable and technologically advanced mining operation will be one of the largest greenfield project in mining in the post-Soviet Russia. We also look into other projects in the region. These projects will also be extremely important in promoting economic development and social welfare of the Republic of Buryatia. The combination of our local knowledge and Lundin Mining's expertise within exploration and mining forms a strong foundation for a successful venture."

The letter of intent also stipulates that Lundin Mining has the right of first refusal (valid for 9 months starting from May, 2006) with respect to the Kholodninskoye zinc project, which is currently controlled by Metropol. Kholodninskoye is a zinc-lead-silver project located in the same region as the Ozernoe project. A project definition study is underway.

Mr. Waplan, President of Lundin Mining, further commented, "The Ozernoe project is ranked as the sixth largest zinc project in world in terms of in-situ value, Kholodninskoye is ranked number three and Mehdiabad, another zinc project we have an interest in, is ranked number one - it is interesting to note that we are in the process of acquiring and/or have an interest/option on three of the world's top ranked zinc projects." (Source: Brook Hunt).

The Ozernoe project is located 250 km northeast of Ulan Ude, the capital of the Republic of Buryatia, in an area known for containing mineral resources. The property contains zinc and lead mineralization in near-surface, layered sulphide lenses, with large amounts of pyrite and significant silver content. This major deposit is well known and was extensively explored during the 1970's and 1980's by means of 93,218 metres of surface drilling in 572 holes, 4,118 metres of underground drilling in 33 holes, 4,406 metres of underground exploration drifts, crosscuts and raises, and several kilometres of surface trenching. No production has taken place.

The Ozernoe property is currently owned by Metropol, through its wholly-owned subsidiary Tekhprominvest, which controls the license. Upon completion of the transaction, a new joint venture company will be formed in which Lundin Mining will hold a 49% interest and Metropol will have a 51% interest. Activities of the joint venture company will be the subject of a shareholders agreement. The total consideration to be paid by Lundin Mining for its interest in the Ozernoe project will be US$125 million. Of this amount US$110 million will be paid upon closing of which US$10 million will be directed to the new joint venture company and used towards the completion of a bankable feasibility study on the Ozernoe project. The remaining US$15 million will be paid when the project goes into commercial production. A preliminary time table suggests a closing in August 2006. The acquisition is subject to the conclusion of final agreements, due diligence and all requisite regulatory approvals.

Lundin Mining Corporation
News Release

A preliminary assessment on the Ozernoe project was conducted by AMC Consultants Pty Ltd ("AMC") on behalf of Metropol in the spring of 2006. The assessment includes preliminary design and cost analysis for developing an open pit mine, a processing plant and necessary infrastructure, compliant with Russian regulations and the requirement of the project's owners.

The preliminary assessment contemplates a conventional open pit mining operation. A processing plant will be constructed to produce zinc and lead concentrates on site. Power will be supplied by the local grid and supplemented by a coal-burning power station. Water will be sourced from groundwater in the vicinity of the deposit. Environmental issues have been assessed and a conceptual closure plan has been developed and costed.

The concentrates will be transported to the Trans-Siberian railhead at Mogzon, approximately 165 kilometres from the site. Connecting roads exist but will have to be upgraded. The assessment is based on concentrates mainly being directed to Chinese and Japanese smelters.

Pursuant to the letter of intent with Metropol, Lundin Mining will be the manager/operator with respect to mining operations, including project development, construction and operation of the mine once completed, and will be responsible for arranging project financing in an amount equal to 60% of the cost required to put the Ozernoe project into commercial production. A preliminary capital expenditure of US$400 million has been estimated. Metropol will carry out certain activities prior to the closing of the acquisition including planning for road works and camp construction.

Ozernoe Indicated Resource Estimate May, 2006
Resource Classification	Million Tonnes	Zinc %	Lead %
Indicated	157	5.2	1.0

Based on a 2% Zinc cut-off

A resource estimate classified under the JORC Code* as Indicated Mineral Resource has been estimated as part of the assessment by AMC on behalf of Metropol. The Indicated Mineral Resource is stated in the report on the assessment as 157 million tones at 5.2% Zn and 1.0% Pb reported at a 2% Zn only cutoff. The assessment was based entirely on available Russian state surface and underground exploration reports and by-products such as precious metals were not reported and would be in addition to the Indicated Resource stated by AMC. The parameters used in the estimation of the Indicated Mineral Resource are given in the attached Schedule 1. Mineral Resources which are not Mineral reserves do not have demonstrated economic viability.

A staged verification drilling program is currently underway and includes twinning of at least 17 holes through the outlined resource. It is envisaged that this will be followed by an in-fill definition drilling program.

It should be noted for clarity that Mineral Resources are not minerals reserves and do not have or imply a demonstrated economic viability.

The Company has not done the work necessary to verify the classification of the mineral resource estimate nor has it sought formal verification by a Qualified Person and does not warrant the validity of the AMC assessment.

*Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, The JORC Code 2004 Edition, Effective December 2004, Prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia(JORC).

The information in this statement that relates to Mineral Resources is based on information compiled by Dean Carville, Qualified Person pursuant to NI 43-101, who is a Member of the Australasian Institute of Mining and Metallurgy and a full-time employee of AMC Consultants Pty Ltd. Dean Carville has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and the activity he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Dean Carville consents to the inclusion in the statement of the matters based on this information in the form and context in which it appears.

Lundin Mining Corporation
News Release

Lundin Mining is an active explorer for minerals and a fast growing producer of base metals, with a focus on zinc. The company owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange and its SDRs on the Stockholm Stock Exchange O-list.

Conference Call

A conference call is scheduled for Thursday, June 29, 2006 at 6:00 p.m. CET / 12:00 p.m. EST / 9:00 a.m. PST.

Call-in numbers:	North America: +1-718-354-1171
International: +46 (0) 8-5876-9446

Log on to the following to view the interactive presentation:

VisionCast: www.euvisioncast.com

Your Name: (Enter your name)
Meeting ID: Lundin Mining AB
Meeting Key: 9264062

Then click ENTER at the bottom of the page.

Replay
A replay of the conference call will be available approximately one hour after the call until midnight, July 5, 2006.

Replay numbers:	North America: +1 718-354-1112	(passcode: 9264062#))
	International: + 46 (0) 8-5876-9441	(passcode: 9264062#)

A presentation providing further information on the transaction will be on Lundin Mining's website: www.lundinmining.com

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:
Kjell Larsson, Vice President, Mining: +46 70 260 2140
Catarina Ihre, Manager Investor Relations: +46 70 607 92 63

Lundin Mining Corporation
News Release

SCHEDULE 1

  A Mineral Resource estimate has been completed for the Ozernoe lead/zinc sulphide deposit located in Buratyia in the Russian Federation.

  Sulphide mineralisation consists of sphalerite and pyrite with lesser galena, arsenopyrite, chalcopyrite and pyrrhotite. The sulphide mineralization is interpreted into twelve bodies hosted by volcanogenic sedimentary rocks, dolomite, limestone, sandstone, siltstones and dacitic lava of the Cambrian Oldynda Group. The stratiform sulphide units are folded into a syncline that is locally faulted.

  The resource estimate was based entirely on available Russian state surface and underground exploration reports which documented drilling, sampling and assaying of 93,218 metres of surface drilling in 572 holes, 4,118 metres of underground drilling in 33 holes and 4,406 metres of underground exploration drifts crosscuts and raises. A total of 20,213 assays were available for the resource estimate.

  AMC reviewed original reports and verified selected parts of the database against the original records. Minor errors were noted and where possible corrected but AMC concluded that these would not have a material effect on the estimate.

  The mineralization interpretation was developed considering metal grade and logged geological information and reflects the interpretation provided in historic reports.

  Zinc and lead grades were estimated into a block model using ordinary kriging following a study of variography. Density was estimated using a relationship between sulphide content and density.

  The estimate was classified as an Indicated Mineral Resource based on confidence in geological continuity and grade estimation. The estimate was reported at a 2% zinc cutoff based on the preliminary assessment. The Indicated Mineral Resource is 157 million tonnes at 5.2% Zn and 1.0% Pb.